Exhibit 1.3

AMENDMENTS TO ARTICLES OF ASSOCIATION

DATED AUGUST 24, 2003

RESOLVED, that Article 67 of the current Articles of Association be deleted and replaced in its entirety with the following:

“67. INDEMNITY AND INSURANCE

Subject to the provisions of the Companies Law with regard to such matters and to the maximum extent permitted under the Companies Law:

(a)	the Company may enter into a contract for the insurance of all or part of the liability of an Office Holder (as defined in the Companies Law) with respect to an obligation imposed on such Office Holder due to an act performed by him in his capacity as an Office Holder of the Company arising from any of the following:

(i) a breach of his duty of care to the Company or to another person.

(ii) a breach of his duty of loyalty to the Company, provided that the Office Holder acted in good faith and had reasonable cause to assume that such act would not prejudice the interests of the Company.

(iii) a financial liability imposed on such Office Holder in favor of another person.

(b)	the Company may indemnify, and may undertake in advance to indemnify, an Office Holder in respect of liability or expense set forth in subparagraph (c) below, provided that an advance undertaking to indemnify shall be limited to those categories of events, and to such amounts, as the Board of Directors may, at the time of the giving of such undertaking to indemnify, in its opinion deem to be reasonable under the circumstances.

(c)	the Company may indemnify, and undertake to indemnify, an Office Holder for any liability and expense that may be imposed on such Office Holder due to an act performed by him in his capacity as an Office Holder as follows:

(1) a financial liability imposed on an Office Holder in favor of another person by a court judgment, including a compromise judgment given as a result of a settlement or an arbitrator’s award which has been confirmed by a court; and

(2) reasonable litigation expenses, including attorneys’ fees, expended by an Office Holder or which were imposed on an Office

Holder by a court in proceedings instituted against him by the Company or in its name or by any other person or in a criminal charge on which he was acquitted or in a criminal proceeding in which he was convicted for a criminal offense that does not require proof of criminal intent.

(d)	the Company may release, in advance, all or part of an Office Holder’s liability to the Company for damage which arises from the breach of his duty of care to the Company.

(e)	The provisions of this Article 67 are not intended, and shall not be interpreted, to restrict the Company in any manner in respect of the procurement of insurance and/or in respect of indemnification (i) in connection with any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder, and/or (ii) in connection with any Office Holder to the extent that such insurance and/or indemnification is not specifically prohibited under law; provided that the procurement of any such insurance and/or the provision of any such indemnification shall be approved by the Board or in such manner as may be required by the Companies Law.